Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our reports, each dated February 12, 2019, with respect to the consolidated financial statements of Asanko Gold Inc. (the “Company”) for the years ended December 31, 2018 and 2017 and the effectiveness of internal control over financial reporting as of December 31, 2018 in the Company’s registration statement on Form F-10 (File no. 333-222363), which reports have been included in Exhibit 99.6 to the Company’s annual report on Form 40-F dated March 27, 2019 furnished to the United States Securities and Exchange Commission. Our report on the consolidated financial statements refers to changes to accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

/s/ KPMG LLP

Chartered Professional Accountants

March 28, 2019
Vancouver, Canada